

16022335

SEC
Mail Processing
Section

NOV 29 2016

Washington DC
409

UNITED S
SECURITIES AND EXCH
Washington,]

PPROVAL
r: 3235-0123
May 31, 2017
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...sponse...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 (MM/DD/YY) AND ENDING 09/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Frazer Lanier Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water Street
(No. and Street)

(City) (State) 36103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan S. Waldrop 334-265-8483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBMares, LLP
(Name – *if individual, state last, first, middle name*)

150 Boush Street, Suite 400 (Address) Norfolk (City) Virginia (State) 23510 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
NOV 29 2016
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Vice Chairman/COO

Title

Notary Public



STATE OF
NOTARY
PUBLIC
ALABAMA
MELISSA T BOYLE
My Commission Expires
May 9, 2018

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FRAZER LANIER COMPANY, INCORPORATED

FINANCIAL REPORT
SEPTEMBER 30, 2016

FILED PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

INDEX



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2016 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedules I - IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of The Frazer Lanier Company, Incorporated's financial statements. The Supplemental Information is the responsibility of The Frazer Lanier Company, Incorporated's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I - IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

PBMares, LLP

Norfolk, Virginia
November 22, 2016

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2016

ASSETS

	ALLOWABLE	NON ALLOWABLE	TOTAL
Cash	$ 2,165,037	$ 121	$ 2,165,158
Cash segregated in compliance with federal and other regulations	15	-	15
Certificates of deposit	1,730,137	-	1,730,137
Property and equipment, net	-	103,151	103,151
Other assets:			
Dividends and interest receivable	-	3,198	3,198
Note receivable from officer	-	900,000	900,000
Remarketing fees receivable	-	127,863	127,863
Accounts receivable from underwriting transactions	-	115,040	115,040
Other assets	-	11,930	11,930
Total assets	$ 3,895,189	$ 1,261,303	$ 5,156,492

See accompanying notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	A. I. LIABILITIES	NON A. I. LIABILITIES	TOTAL
Liabilities:			
Accounts payable:			
Trade	$ 67,500	$ -	$ 67,500
Other broker dealers	31,331	-	31,331
Income taxes payable	95,844	-	95,844
Deferred income taxes	-	9,000	9,000
Deferred revenue	189,194	-	189,194
Accrued expenses and other liabilities	1,829,952	-	1,829,952
Total liabilities	$2,213,821	$ 9,000	$ 2,222,821
Stockholders' equity:			
Common stock:			
Class A, voting, $1 par value; authorized 3,000 shares, 2,118 shares issued and outstanding			2,118
Class B, nonvoting, $1 par value; authorized 1,000 shares, 556 shares issued and outstanding			556
Additional paid-in capital			267,107
Retained earnings			2,663,890
Total stockholders' equity			2,933,671
Total liabilities and stockholders' equity			$ 5,156,492

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2016

REVENUE:	
Underwriting transactions	$ 4,544,003
Remarketing fees	1,594,635
Interest	48,620
Other income	21,261
Total revenue	6,208,519
EXPENSES:	
Employee compensation and benefits	4,648,935
Office expenses	63,083
Occupancy and equipment costs	435,590
Promotional costs	561,201
Regulatory fees and expense	75,826
Other expenses	247,414
Total expenses	6,032,049
NET INCOME BEFORE INCOME TAXES	176,470
INCOME TAXES	110,844
NET INCOME	$ 65,626

See accompanying notes to financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2016

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
BALANCE AT SEPTEMBER 30, 2015	$ 2,674	$ 267,107	$ 2,598,264
NET INCOME	-	-	65,626
BALANCE AT SEPTEMBER 30, 2016	$ 2,674	$ 267,107	$ 2,663,890

See accompanying notes to financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:	
Net income	$ 65,626
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	15,022
Provision for deferred income taxes	15,000
Gain on sale of assets	(13,761)
Interest on certificates of deposit reinvested	(26,088)
Net change in:	
Dividends and interest receivable	(831)
Receivables	115,675
Other assets	(6,136)
Accounts payable and accrued expenses	(1,307,734)
Income taxes payable	42,771
Deferred revenue	93,424
Net cash used in operating activities	(1,007,032)
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:	
Principal amounts received on notes receivable	50,000
Proceeds from sale of assets	16,500
Purchases of equipment	(1,557)
Net cash provided by investing activities	64,943
NET DECREASE IN CASH	(942,089)
CASH AT BEGINNING OF YEAR	3,107,262
CASH AT END OF YEAR	$ 2,165,173
CASH PER STATEMENT OF FINANCIAL CONDITION:	
Cash	$ 2,165,158
Cash segregated in compliance with federal and other regulators	15
Total cash at end of year	$ 2,165,173
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Income taxes	$ 51,817

See accompanying notes to financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory and is headquartered in Alabama.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded no allowance for doubtful accounts was necessary as of September 30, 2016.

Underwriting transactions - Revenue includes fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Remarketing fees - Remarketing fees are recognized as earned on a pro rata basis over the term of the contract. Fees received in advance are deferred over the term of the contract.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of income if material.

Property and equipment - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below.

Leasehold improvements	5 - 31 years
Furniture and office equipment	5 - 7 years
Airplane	5 years

The Company considers property and equipment for impairment when events or circumstances indicate the fair value may be less than the carrying value.

Commitments - In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at September 30, 2016 and were subsequently settled.

NOTE 2 - CONCENTRATIONS OF RISK:

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

NOTE 4 - SUBORDINATED LIABILITIES

At September 30, 2016, the Company had no liabilities subordinated to the claims of general creditors.

NOTE 5 - PROPERTY AND EQUIPMENT:
Furniture, equipment, and leasehold improvements consist of the following:

Leasehold improvements	$ 53,963
Furniture and office equipment	534,923
Airplane	641,112
	1,229,998
Less: Accumulated depreciation and amortization	1,126,847
Total	$ 103,151

NOTE 6 - LINES OF CREDIT - BANK:
The Company has a $750,000 revolving line of credit with Sterling Bank under which no draws were outstanding at September 30, 2016. The fixed rate line of credit bears interest at 3.05%. The line of credit is secured by certain Company certificates of deposit with a market value of $750,000 at September 30, 2016. The line of credit expires March 2017.

The Company had a $5,000,000 revolving line of credit with NBSC, a division of Synovus Bank, which expired July 2016. The Company is in the process of closing a new credit facility with Synovus Bank to include a daylight overdraft facility and line of credit. The anticipated revolving credit facility will automatically renew every year unless a 90 day cancellation notice is provided, mature in three years, bear interest at the 30 day LIBOR plus 350 bps and be secured by municipal securities returned to the Bank's Depository Trust Company account and personal guarantees. The Company has no draws outstanding at September 30, 2016 with NBSC or Synovus Bank.

NOTE 7 - LEASES:
The Company subleases office space from a partnership, of which one partner is a former stockholder of the Company. The lease agreement expires on September 30, 2019. Rental expense amounted to $140,460 for 2016. The future minimum lease payments under this sublease are expected to be $140,460 each year, for the years ending September 30, 2017 through September 30, 2019.

The Company's other office lease is approximately $30,000 per year with the lease expiring August 2019. The lease began November 2014 and lease expense was $29,758 for 2016.

NOTE 8 - INCOME TAXES:

Net deferred tax assets and liabilities consist of the following components as of September 30, 2016:

Deferred tax liabilities:	
Depreciation timing differences	$ (11,000)
Accrued expenses	(3,000)
Deferred tax assets:	
Contribution carryforward	5,000
Net deferred tax liability	$ (9,000)

The provision for income taxes for the year ended September 30, 2016 consists of the following:

Deferred income tax expense	$ 15,000
Current income tax expense:	
Federal	84,100
State	11,744
Total income tax expense	$ 110,844

The income tax provision differs from the amount of income tax determined by applying the federal income tax rate to pretax income for the year ended September 30, 2016 primarily due to nondeductible expenses.

NOTE 9 - RETIREMENT PLAN:

The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are authorized by the Board of Directors at its discretion. The Company's retirement expense for the year ended September 30, 2016 was $100,214.

NOTE 10 - NET CAPITAL REQUIREMENT:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2016, the Company had net capital and net capital requirements of $1,645,141 and $250,000, respectively. The Company's percentage of aggregate indebtedness to net capital was 135%. The ratio of aggregate indebtedness to net capital may not exceed 1500.00%.

NOTE 11 - RECEIVABLES FROM RELATED PARTIES:

At September 30, 2016, notes receivable consisted of an unsecured $900,000 note receivable from one officer. The note has scheduled annual principal payments of $50,000 plus interest computed monthly at the fixed rate of 3.25% through September 30, 2023, with the balance due September 30, 2024. The interest earned on related party receivables during the year ended September 30, 2016 was $30,875.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF SEPTEMBER 30, 2016

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$ 2,933,671
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	1,261,303
Net capital before haircuts on securities positions	1,672,368
Haircuts:	
Money market accounts and certificates of deposit	27,227
Total haircuts	27,227
Net capital	$ 1,645,141

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from statement of financial condition	$ 2,213,821
Total aggregate indebtedness	$ 2,213,821
Percentage of aggregate indebtedness to net capital	135%

Note: There are no material differences between the preceeding computation and the Company's corresponding unaudited part II of Form X-17A5 as of September 30, 2016.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE II - COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AS OF SEPTEMBER 30, 2016

CREDIT BALANCES:	
Free credit balances and other credit balances in customer security accounts	NONE
Debit balances in customers' accounts, less unsecured accounts and accounts doubtful of collection	NONE
RESERVE COMPUTATION:	
Excess of total credits over total debits	NONE
105% of total credits over total debits	N/A
Amount held on deposit in "Reserve Bank Account," end of reporting period	$ 15
Net amount in reserve bank account after deposit	$ 15
Date of deposit	N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2016 and the financial statements as required by Rule 17a-5.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (X-17A-5)
AS OF SEPTEMBER 30, 2016

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
Number of items	NONE
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

The Frazer Lanier Company

INCORPORATED

INVESTMENT BANKERS

MANAGEMENT'S REPORT ON COMPLIANCE

In accordance with 17 C.F.R. § 240.17a-5, Management of The Frazer Lanier Company, Incorporated (the Company) has prepared the following report on compliance with the net capital rule and the reserve requirement rule. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we are exempt from making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

As part of our report, the Company asserts:

1. For the year ended September 30, 2016, the Company did not maintain effective Internal Control over Compliance with respect to FINRA Rules 3110 (b) and 6730 (c) regarding written supervisory procedures for reporting certain non-municipal transactions.

2. As of September 30, 2016, the Company's Internal Control over Compliance was effective. In addition, the Company was in compliance with 17 C.F.R. § 240.15c3-1 (the "net capital rule") and 17 C.F.R. § 240.15c3-3(e) (the "reserve requirement rule") as of September 30, 2016.

3. The information the Company used to state whether it was in compliance with the net capital rule and the reserve requirement rule was derived from the books and records of the Company.

4. The Company is responsible for the assertions in this report and the selection of the criteria against which our assertion is being evaluated.

5. The criteria are the net capital rule, reserve requirement rule, and 17 C.F.R. § 240.17a-13 (collectively, the financial responsibility rules) and we understand that we are responsible for determining that such criteria are appropriate for our purposes.

6. The Company is responsibile for establishing and maintaining a system of internal control with the objective of providing the Company with reasonable assurance that any instances of non-compliance with the financial responsibility rules will be prevented or detected on a timely basis.

7. No events or transactions have occurred subsequent to September 30, 2016 that would require adjustment to, or disclosure in, the presentation of the compliance report.

Signature: 

POST OFFICE BOX 5190
MONTGOMERY, AL 36103

TELEPHONE 334 265-8483
1-800 223-2631
FAX 334 265-8524

300 WATER STREET
MONTGOMERY, AL 36104



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have examined The Frazer Lanier Company, Incorporated's (the Company) statements, included in the accompanying Management's Report on Compliance, that (1) the Company's internal control over compliance was not effective during the most recent fiscal year ended September 30, 2016 with respect to FINRA Rules 3110 (b) and 6730 (c) regarding written supervisory procedures for reporting certain non-municipal transactions; (2) the Company's internal control over compliance was effective as of September 30, 2016; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, or 17 C.F.R. § 240.17a-13, or applicable rules of the Financial Industry Regulatory Authority, Inc. (FINRA) will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2016; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, a material weakness has been identified in the Company's internal control over compliance with respect to FINRA Rules 3110 (b) and 6730 (c) regarding written supervisory procedures for reporting certain non-municipal transactions during the year ended September 30, 2016.

In our opinion, because of the material weakness referred to above, the Company's internal control over compliance was not effective during the most recent fiscal year ended September 30, 2016. In our opinion, the Company's statements that internal control over compliance was effective as of September 30, 2016; the Company complied with §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016, and the information used to state the Company was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records are fairly stated, in all material respects.

PBMares, LLP

Norfolk, Virginia
November 22, 2016



INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2015 to September 30, 2016, which were agreed to by the Frazer Lanier Company, Incorporated's (the Company) Board of Directors and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2016 with the amounts reported in Form SIPC-7 for the period from October 1, 2015 to September 30, 2016 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. There was no overpayment applied to the current assessment computed on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PBMares, LLP

Norfolk, Virginia
November 22, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 9/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20267 FINRA SEP
THE FRAZER LANIER COMPANY
300 WATER ST
MONTGOMERY, AL 36104-2501

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 15,365.35

B. Less payment made with SIPC-6 filed (**exclude interest**) (7,714.95)

4/29/16
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,650.40

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☒ **Funds Wired** ☐
Total (must be same as F above) $ 7,650.40

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE FRAZER LANIER COMPANY, INCORPORATED
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

CFO
(Title)

Dated the 4TH day of NOVEMBER , 20 16 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2015 and ending 9/30/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $6,208,520

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 62,381

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 62,381

2d. SIPC Net Operating Revenues $6,146,139

2e. General Assessment @ .0025 $15,365.35

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